
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

December 8, 2016

Chadwick Sahley
Chief Executive Officer
New Media Trader, Inc.
31563 Lindero Canyon Road, Unit 2
Westlake Village, California 91361

> **Re:** **New Media Trader, Inc.**
> **Amendment No. 1 to**
> **Draft Offering Statement on Form 1-A**
> **Filed November 10, 2016**
> **File No. 367-00061**

Dear Mr. Sahley:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that the convertible promissory notes will convert upon effectiveness of this offering. As such, please revise to include pro forma disclosures reflecting the change in your capitalization upon conversion of such notes.

Cover Page

2. Please revise the chart on the cover page to include the proceeds to the company reflecting the minimum and maximum amount of shares sold. Your disclosure on page 3 appears to indicate that there is a "[m]inimum investment amount."

3. State on the cover page that the Series B Preferred Stock that you are offering are non-voting shares. Disclose that two founders hold 86% of the voting power of the company as a result of their significant holdings in common stock.

Summary, page 1

4.   Please prominently disclose that you have generated minimal revenues, have incurred net losses since inception, and that your auditors have issued a going concern opinion. We note that you generated $66 for the six months ended June 30, 2016 and $40,000 for the fiscal year ended December 31, 2015 from the same customer for one-time projects.

5.   Based on the terms of your convertible promissory notes, it appears that the notes may automatically convert into Series B Preferred Stock at a price equal to 80% of the per share price paid by investors in this offering if the gross proceeds equal at least $1,000,000 before the repayment date of the notes in 2017. Given the potential dilutive effect on the shareholders who may participate in this offering, please add appropriate risk factor disclosure and a brief description of the convertible promissory notes in the summary.

The Offering, page 3

6.   Please clarify, if true, that there are no shares of Series B Preferred Shares currently outstanding. Consider disclosing the number of common stock and Series A Preferred Shares that are outstanding.

Use of Proceeds, page 15

7.   Please indicate whether the company is planning to use any of the proceeds from this offering to compensate the officers of the company. In this regard, we note that 31% of your proceeds will be used for payroll expenses. Refer to Instruction 2 to Item 6 of Form 1-A.

Item 10 – Directors, Executive Officers and Significant Employees, page 29

8.   Please provide biographical information for two of your directors, Casey Lavere and Steve Heineman. Refer to Item 10(c) of Form 1-A.

Exhibit 1A-11 Consent

9.   The consent of your independent auditors refers to their report dated September 29, 2065. Please revise accordingly.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Kathleen Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Derby at (202) 551-3334 or me at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Mark Hiraide, Esq.